Exhibit 99.1

Pinnacle Food Group Limited Announces Breakthrough in Recombinant Human Lactoferrin (rhLF) Production Using Cost-Effective, Methanol-Free Fermentation Method

Vancouver, Canada, April 15, 2026 - Pinnacle Food Group Limited (Nasdaq: PFAI), a technology-driven company operating at the intersection of smart agriculture and bio-engineering, today announced a significant technical milestone in its precision fermentation R&D pipeline achieved at its laboratory in Hong Kong.

The research team created the first generation of a recombinant yeast strain to produce human lactoferrin (rhLF) using a patented methanol-free Pichia fermentation method, accessed through the Company’s research collaboration with Bioboost. Unlike traditional fermentation which relies on methanol—a highly flammable, toxic solvent that requires massive capital expenditure (CapEx) for explosion-proof facilities—this advanced platform eliminates methanol to fundamentally mitigate severe fire hazards and substantially reduce operational costs. It also ensures zero toxic residue, a critical advantage for high-purity infant nutrition and pharmaceutical applications. While the rhLF strain continues to advance, the underlying methanol-free technology platform has already been successfully validated with other protein targets at pilot scale, demonstrating its robust readiness for commercial manufacturing.

Human lactoferrin (rhLF) is a high-value functional protein widely sourced by manufacturers in infant nutrition, dietary supplements, and pharmaceutical applications. It is a bioengineered, iron-binding glycoprotein structurally similar to natural human milk protein.

Jiulong You, Chief Executive Officer of Pinnacle Food Group Limited, commented: “This breakthrough marks a critical step forward in our bio-engineering strategy, validating our technical capabilities and accelerating our path toward becoming a premier business-to-business (B2B) manufacturer and supplier of high-value biological ingredients for our industry partners.”

About Pinnacle Food Group Limited

Pinnacle Food Group Limited (Nasdaq: PFAI) is a technology-driven company operating at the intersection of smart agriculture and bio-engineering. Driven by a “Dual-Engine” strategy, the Company integrates advanced Farming-as-a-Service (FaaS) solutions with cutting-edge precision fermentation and synthetic biology platforms to build highly efficient and sustainable food systems. For more information, please visit the Company’s website at www.pinnaclefoodinc.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the Company’s expectations, research milestones, and the anticipated scalability of its fermentation process. These forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Investor Relations Contact

Jiulong You

Email: ir@pinnaclefoodinc.com

Phone: +1 (604) 727-7204